

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

January 7, 2008

Mr. Ronald P. McFadden
Chief Financial Officer
Zones, Inc.
1102 15th Street SW, Suite 102
Auburn, Washington 98001-6509

> **Re: Zones, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarters Ended**
> **March 31, 2007, June 30, 2007 and September 30, 2007**
> **File No. 0-28488**

Dear Mr. McFadden:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief